

September 19, 2023

Christina L. Zamarro
Chief Financial Officer
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, Ohio 44316-0001

   **Re: The Goodyear Tire & Rubber Company**
     **Form 10-K for the Fiscal Year Ended December 31, 2022**
     **Filed February 13, 2023**
     **Form 10-Q for the Quarterly Period Ended June 30, 2023**
     **Filed August 3, 2023**
     **File No. 001-01927**

Dear Christina L. Zamarro:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Notes to Consolidated Financial Statements, page 7

1. We note in your recent 10-K disclosures that at October 31, 2022, after considering the results of your most recent quantitative annual testing for each reporting unit and indefinite-lived intangible asset, results of valuations related to the acquisition of Cooper Tire, the capital markets environment, macroeconomic conditions, tire industry competition and trends, our results of operations, and other factors, you concluded that it was not more likely than not that the fair values of your reporting units or indefinite-lived intangible assets were less than their respective carrying values and, therefore, did not perform a quantitative analysis.  We further note in your 10-Q for the period ended June 30, 2023, we note that your results of operations during the second and first six months of 2023 reflected a difficult macroeconomic environment including a softening

industry demand, lower volumes, inflationary impacts as well as other factors and that your net book value currently exceeds your market capitalization.  However, we noted no revisions to your disclosures related to goodwill under critical accounting estimates in MD&A in subsequent quarterly filings that address these factors. Please revise future filings to address if and how these factors impacted your determination to test goodwill for impairment as of an interim date and, if not, explain why not. Please also revise future filings to explain if and how you consider market capitalization in determining the estimated fair values of reporting units. Refer to ASC 350-20-35-3C, ASC 350-20-35-22 to 24, and ASC 350-20-35-30.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at (202) 551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing